Subject to Completion

Preliminary Prospectus Supplement dated April 28, 2004

PROSPECTUS SUPPLEMENT (To prospectus dated November 26, 2003)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-109802

1,000,000 Units

Merrill Lynch & Co., Inc.

Strategic Return Notes®

Linked to the Select Ten Index due May      , 2009

(the “Notes”)

$10 original public offering price per Unit

The Notes:

•   Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•   Exchangeable at your option for a cash payment during a specified period in May of each year from 2005 through 2008 as described in this prospectus supplement.

•   No payments prior to maturity unless exchanged.

•   Linked to the value of the Select Ten Index (index symbol “XST”).

•   We have applied to have the Notes quoted on the Nasdaq National Market under the trading symbol “SRDD”. If approval of this application is granted, the Notes will be quoted on the Nasdaq National Market at such time. We make no representation, however, that the Notes will be quoted on the Nasdaq National Market or, if quoted, will remain quoted for the entire term of the Notes.

•   Expected closing date: May      , 2004.

Payment at maturity or upon exchange:

•   At maturity or upon exchange, you will receive a cash amount based upon the percentage change in the value of the Select Ten Index, which reflects the total return of the top ten dividend yielding stocks, reconstituted in May of each year, in the Dow Jones Industrial Average less an annual index adjustment factor of 1.5%.

•   At maturity or upon exchange, the amount you receive will depend on the value of the Select Ten Index. The value of the Select Ten Index must increase in order for you to receive at least the original public offering price of $10 per Note at maturity or upon exchange. If the value of the Select Ten Index has declined or has not increased sufficiently, you will receive less, and possibly significantly less, than the original public offering price of $10 per Note.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit		Total
Public offering price(1)	$10.00		$10,000,000
Underwriting fee	$.20		$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	*	$

(1)	The public offering price and the underwriting fee for any single transaction to purchase units or more will be per unit and per unit, respectively.
*	$.10 per Unit of the underwriting fee will be paid to the underwriter by a subsidiary of Merrill Lynch & Co., Inc. For a description of this payment, please see the section entitled “Underwriting” in this prospectus supplement.

Merrill Lynch & Co.

The date of this prospectus supplement is May     , 2004.

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Strategic Return Notes® Linked to the Select Ten Index due May     , 2009 (the “Notes”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the Select Ten Index and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on May     , 2009 unless exchanged by you as described in this prospectus supplement.

A Unit will represent a single Note with an original public offering price of $10.00 (a “Unit”). You may transfer the Notes only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Exchange Amount following the exercise of your exchange option or the Redemption Amount at maturity. We have designed the Notes for investors who are willing to forego market interest payments on the Notes, such as fixed or floating interest rates paid on standard senior non-callable debt securities, in exchange for the Exchange Amount or the Redemption Amount.

Who publishes the Select Ten Index and what does the Select Ten Index measure?

The Select Ten Index is calculated and disseminated by the AMEX. The Select Ten Index is an index which reflects the price changes and dividends of the top ten dividend yielding stocks in the Dow Jones Industrial Average (the “DJIA”) less an annual index adjustment factor of 1.5% applied daily (the “Index Adjustment Factor”). The Select Ten Index was originally calculated and disseminated on May 29, 2001. The Select Ten Index will be reconstituted on May 29th of each year, the anniversary of the date the Select Ten Index was first calculated and disseminated or, under certain circumstances, on a day shortly after the anniversary date, as described in this prospectus supplement. For more specific information about the Select Ten Index and its reconstitution, and the Index Adjustment Factor, please see the section entitled “The Select Ten Index” in this prospectus supplement.

The Notes are debt obligations of ML&Co. and an investment in the Notes does not entitle you to any ownership interest in the stocks included in the Select Ten Index (collectively, the “Select Ten Stocks”).

How has the Select Ten Index performed historically?

The value of the Select Ten Index was set to 100 on May 29, 2001, the date the Select Ten Index was initially calculated. On April 27, 2004, the closing value of the Select Ten Index was 100.96. While historical information on the Select Ten Index exists only for the period from and after May 29, 2001, we have provided a table and a graph showing the hypothetical month-end closing values of the Select Ten Index from May 1996 through April 2001. These hypothetical closing values have been calculated on the same basis that the Select Ten Index is currently calculated. We have provided this information to illustrate how the Select Ten Index would have performed from May 1996 through April 2001. For further details on the calculation of these hypothetical closing values, please refer to the section entitled “The Select Ten Index—Hypothetical and Historical Data on the Select Ten Index” in this prospectus supplement. We have also provided the actual month-end closing values of the Select Ten Index from May 2001 through March 2004. Any historical upward or downward trend in the level of the Select Ten Index during the periods presented is not an indication that the Select Ten Index is more or less likely to increase or decrease at any time during the term of the Notes.

What will I receive upon maturity of the Notes?

At maturity, if you have not previously exchanged your Notes, you will receive a cash payment on the Notes equal to the “Redemption Amount”.

The “Redemption Amount” per Unit will equal:

$9.90 ×	(	Ending Value	)
Starting Value

The Select Ten Index will need to increase in order for you to receive a Redemption Amount equal to or greater than the original public offering price, and, if the value of the Select Ten Index declines or has not increased sufficiently, you will receive less than the original public offering price of the Notes.

The “Starting Value” will equal the closing value of the Select Ten Index on the date the Notes are priced for initial sale to the public (the “Pricing Date”). We will disclose the Starting Value to you in the final prospectus supplement delivered in connection with sales of the Notes.

For purposes of determining the Redemption Amount, the “Ending Value” means the average, arithmetic mean, of the values of the Select Ten Index at the close of the market on five business days shortly before the maturity of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a stock included in the Select Ten Index or certain futures or options contracts relating to a stock included in the Select Ten Index.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this prospectus supplement.

Examples

Here are two examples of Redemption Amount calculations:

Example 1—The Select Ten Index at maturity is below the hypothetical Starting Value:

Hypothetical Starting Value: 100.96

Hypothetical Ending Value: 20.19

Redemption Amount (per Unit)	=	$9.90	×	(20.19)	=	$1.98
100.96

Total payment at maturity (per Unit) = $1.98

Example 2—The Select Ten Index at maturity is above the hypothetical Starting Value:

Hypothetical Starting Value: 100.96

Hypothetical Ending Value: 181.73

Redemption Amount (per Unit)	=	$9.90	×	(181.73)	=	$17.82
100.96

Total payment at maturity (per Unit) = $17.82

How does the exchange feature work?

You may elect to exchange all or a portion of your Notes during a specified period in the month of May in the years 2005 through 2008 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this prospectus supplement. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date, as defined in this prospectus supplement, were the stated maturity date, except that the Ending Value will be equal to the closing value of the Select Ten Index on the Exchange Date. The Exchange Amount will be paid three Business Days following the Exchange Date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount at maturity. The Exchange Amount you receive may be greater than or less than the Redemption Amount at maturity depending upon the performance of the Select Ten Index during the period from the Exchange Date until the stated maturity date. In addition, if the value of the Select Ten Index has not increased sufficiently above the Starting Value, the Exchange Amount will be less than the original public offering price.

For more specific information about the exchange feature, please see the section entitled “Description of the Notes—Exchange of the Notes Prior to Maturity” in this prospectus supplement.

What about taxes?

The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. hereby agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Select Ten Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this prospectus supplement.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes quoted on the Nasdaq National Market under the trading symbol “SRDD”. If approval of this application is granted, the Notes will be quoted on the Nasdaq National Market at such time. We make no representation, however, that the Notes will be quoted on the Nasdaq National Market or, if quoted, will remain quoted for the entire term of the Notes. In any event, you should be aware that the quotation of the Notes on the Nasdaq National Market will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors—There may be an uncertain trading market for the Notes” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, these duties could result in a conflict of interest between the status of MLPF&S as our subsidiary and its responsibilities as calculation agent.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. An investment in the Notes involves credit risks which are identical to those related to investments in any other debt obligations of ML&Co., and additional risks which are similar to investing in each of the Select Ten Stocks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes at maturity or upon exchange. The payment on the Notes will depend on the change in the value of the Select Ten Index. Because the value of the Select Ten Index is subject to market fluctuations, the amount of cash you receive may be more or less than the original public offering price of your Notes. If the applicable Ending Value, at maturity or at the time you exchange your Notes, is less than or not sufficiently above the Starting Value, then the amount you receive will be less than the original public offering price of each Note, in which case your investment in the Notes will result in a loss to you. The original public offering price of $10 per Unit exceeds the $9.90 per Unit amount used to calculate the Redemption Amount and therefore the Select Ten Index must increase in order for you to receive a Redemption Amount or Exchange Amount equal to the original public offering price.

The value of the Select Ten Index is expected to affect the trading value of the Notes

The market value of the Notes will depend substantially on the amount by which the Select Ten Index exceeds or does not exceed the Starting Value. The value of the Notes is related to the Select Ten Index, and consequently, a sale of the Notes may result in a loss. Additionally, because the trading value and perhaps final return on your Notes is dependent on factors in addition to the Select Ten Index, such as our credit rating, an increase in the value of the Select Ten Index will not reduce the other investment risks related to the Notes.

Changes in our credit ratings may affect the trading value of the Notes

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the value of the Select Ten Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Your investment may become concentrated

As a result of market fluctuations and/or reconstitution events, an investment in the Notes may carry risks similar to a concentrated investment in one or more industries.

Your yield may be lower than the yield on other debt securities of comparable maturity

The amount we pay you at maturity or upon exchange may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought other senior non-callable debt securities of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the Select Ten Stocks

While the Select Ten Index does reflect the payment of dividends on the Select Ten Stocks as described in more detail below, the yield to the maturity of the Notes will not produce the same yield as if the Select Ten Stocks were purchased and held for a similar period. At the end of each calendar quarter, the dividends accrued on the Select Ten Stocks will be incorporated into the Select Ten Index by adjusting the Share Multipliers of the stocks and the amounts will then be subject to the price movements of the stocks. In addition, at the end of each day, the Select Ten Index will be reduced by a pro rata portion of the annual Index Adjustment Factor of 1.5%. Due to the effect of the annual Index Adjustment Factor and to the matters discussed above under “Your investment may result in a loss”, the return on an investment in the Notes will be less than the return on a similar investment in the Select Ten Stocks, assuming transaction costs and taxes are not taken into account. The trading value of the Notes and final return on the Notes may also differ from the results of the Select Ten Index for the reasons discussed above under “Changes in our credit ratings may affect the trading value of the Notes”.

There may be an uncertain trading market for the Notes

We have applied to have the Notes quoted on the Nasdaq National Market under the trading symbol “SRDD”. If approval of this application is granted, the Notes will be quoted on the Nasdaq National Market at such time. We make no representation, however, that the Notes will be quoted on the Nasdaq National Market or, if quoted, will remain quoted for the entire term of the Notes. In any event, you should be aware that quotation of the Notes on the Nasdaq National Market does not ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors such as the change in the value of the Select Ten Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

Risk factors specific to companies included in the Select Ten Index

The Select Ten Index is an index which reflects the price changes and dividends of the top ten dividend yielding stocks in the DJIA less an annual Index Adjustment Factor. The stock prices of some of the companies included in the Select Ten Index (the “Select Ten Companies”) have been and may continue to be volatile. These stock prices could be subject to wide fluctuations in response to a variety of factors, including the following:

•	general market fluctuations;

•	actual or anticipated variations in the quarterly operating results of the Select Ten Companies;

•	announcements of technological innovations or new services offered by competitors of the Select Ten Companies;

•	changes in financial estimates by securities analysts;

•	regulatory or legal developments, including significant litigation matters, affecting the Select Ten Companies or in the industries in which they operate;

•	announcements by competitors of the Select Ten Companies of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	departures of key personnel of the Select Ten Companies.

The international operations of some of the Select Ten Companies expose them to risks inherent to international business. The risks of international business that these companies are exposed to include the following:

•	general economic, social and political conditions in the countries where they operate;

•	the difficulty of enforcing intellectual property rights, agreements and collecting receivables through certain foreign legal systems;

•	differing tax rates, tariffs, exchange controls or other similar restrictions;

•	currency exchange rate fluctuations; and

•	changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restrictions on operations, trade practices, foreign trade and international investment decisions.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the Note holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Select Ten Stocks or futures or options contracts on the Select Ten Stocks for our own accounts for business reasons and expect to enter into such transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Select Ten Stocks and, in turn, the value of the Select Ten Index in a manner that would be adverse to your investment in the Notes. Any purchases by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase the prices of the Select Ten Stocks. Temporary increases in the market prices of the Select Ten Stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Select Ten Stocks may decline subsequent to the Pricing Date reducing the value of the Select Ten Index and therefore the market value of the Notes.

Potential conflicts

Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Select Ten Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Select Ten Index. See the sections entitled “Description of the Notes—Adjustments to the Select Ten Index; Market Disruption Events” and “— Discontinuance of the Select Ten Index” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise. MLPF&S, the underwriter, will pay an additional amount on each anniversary of the Pricing Date in 2005 through 2008 to brokers whose clients purchased their Units in the initial distribution and continue to hold the Notes. In addition, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold the Notes. You should understand that as a result of this additional payment, your broker receives a financial benefit each year you retain your investment in the Notes. Please see the section entitled “Underwriting” in this prospectus supplement.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the Select Ten Companies including extending loans to, or making equity investments in, the Select Ten Companies or providing advisory services to the Select Ten Companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the Select Ten Companies and, in addition, one or more affiliates of ML&Co. may publish research reports about the Select Ten Companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the Select Ten Companies. Any prospective purchaser of the Notes should undertake an independent investigation of the Select Ten Companies as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Select Ten Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Uncertain tax consequences

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless exchanged by you, the Notes will mature on May     , 2009.

While at maturity or upon exchange a beneficial owner of a Note will receive an amount equal to the Redemption Amount or the Exchange Amount, as the case may be, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment at Maturity” and “—Exchange of the Notes Prior to Maturity” in this prospectus supplement.

The Notes may be exchanged by you during an Exchange Notice Period, but are not subject to redemption by ML&Co. before maturity. If an Event of Default occurs with respect to the Notes, beneficial owners of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole Units each with an original public offering price of $10 per Unit. You may transfer the Notes only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at Maturity

For each Note that has not been exchanged prior to maturity, the holder will be entitled to receive the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per Unit will be determined by the calculation agent and will equal:

$9.90	×	(	Ending Value	)
Starting Value

The “Starting Value” will equal the closing value of the Select Ten Index on the Pricing Date. The Starting Value will be disclosed in the final prospectus supplement delivered to you in connection with sales of the Notes.

For the purpose of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Select Ten Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing values of the Select Ten Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Select Ten Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Select Ten Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the NYSE, the Nasdaq National Market and the AMEX are open for trading and the Select Ten Index or any successor index is calculated and published.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Exchange of the Notes Prior to Maturity

You may elect to exchange all or a portion of the Notes you own during any Business Day which occurs in an Exchange Notice Period by giving notice as described below. An “Exchange Notice Period” means the period from and including the first calendar day of the month of May to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of May in the years 2005, 2006, 2007 and 2008. If the fifteenth calendar day of the applicable month of May is not a Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Business Day. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date were the stated maturity date, except that the Ending Value will be equal to the closing value of the Select Ten Index on the Exchange Date. An “Exchange Date” will be the third Index Business Day following the end of the applicable Exchange Notice Period. If a Market Disruption Event occurs on the third Index Business Day following an Exchange Notice Period, the Exchange Date for that year will be the next succeeding Index Business Day on which a Market Disruption Event does not occur. The Exchange Amount will be paid three Business Days after the Exchange Date.

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the last Business Day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

If at any time the global securities are exchanged for Notes in definitive form, from and after that time, notice of your election to exchange must be delivered to JPMorgan Chase Bank, as trustee under the 1983 Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

Hypothetical Returns

The following tables illustrate for the hypothetical Starting Value and a range of hypothetical Ending Values of the Select Ten Index:

•	the total amount payable at maturity of the Notes, and the total amount payable on an investment in the Select Ten Stocks,

•	the total rate of return to beneficial owners of the Notes, and the total return on an investment in the Select Ten Stocks, and

•	the pretax annualized rate of return to beneficial owners of the Notes, and the pretax annualized rate of return on an investment in the Select Ten Stocks.

The tables below assume an initial investment of $10 in the Notes and an initial investment of $10 in the Select Ten Stocks.

Hypothetical Returns Related to Strategic Return Notes based on the Select Ten Index				Hypothetical Returns Related to an Investment in the Select Ten Stocks
Hypothetical Ending Value of the Select Ten Index(1)	Total Amount Payable at Maturity per Note	Total Rate of Return on the Notes	Pretax Annualized Rate of Return on the Notes(2)	Hypothetical Ending Value of an Investment in the Select Ten Stocks(3)	Total Amount Payable at Maturity	Total Rate of Return on the Select Ten Stocks	Pretax Annualized Rate of Return on the Select Ten Stocks(2)
20.00	$ 1.96	–80.39%	–30.05%	21.56	$2.14	–78.65%	–28.60%
40.00	$ 3.92	–60.78%	–17.86%	43.12	$4.27	–57.29%	–16.30%
60.00	$ 5.88	–41.16%	–10.33%	64.68	$6.41	–35.94%	–8.71%
80.00	$ 7.84	–21.55%	–4.79%	86.23	$8.54	–14.59%	–3.13%
90.00	$ 8.83	–11.75%	–2.48%	97.01	$9.61	–3.91%	–0.80%
100.00	$ 9.81	–1.94%	–0.39%	107.79	$10.68	6.77%	1.31%
100.96(4)	$ 9.90	–1.00%	–0.20%	108.83	$10.78	7.79%	1.51%
120.00	$11.77	17.67%	3.28%	129.35	$12.81	28.12%	5.02%
140.00	$13.73	37.28%	6.44%	150.91	$14.95	49.48%	8.20%
160.00	$15.69	56.89%	9.21%	172.47	$17.08	70.83%	11.00%
180.00	$17.65	76.51%	11.69%	194.03	$19.22	92.18%	13.49%
200.00	$19.61	96.12%	13.93%	215.59	$21.35	113.54%	15.75%
220.00	$21.57	115.73%	15.97%	237.14	$23.49	134.89%	17.82%
240.00	$23.53	135.34%	17.86%	258.70	$25.62	156.24%	19.72%
260.00	$25.50	154.95%	19.61%	280.26	$27.76	177.60%	21.49%
280.00	$27.46	174.56%	21.24%	301.82	$29.90	198.95%	23.13%

(1)	The Select Ten Index reflects the total return of the top ten dividend yielding stocks in the Dow Jones Industrial Average, less an annual Index Adjustment Factor of 1.5%.
(2)	The annualized rates of return are calculated on a semiannual bond equivalent basis and assume an investment term from April 28, 2004 to April 28, 2009, a term expected to be equal to that of the Notes.
(3)	An investment in the Select Ten Stocks is assumed to be equivalent to an investment in the Select Ten Index, including the method and timing of reinvesting dividends, except that the Select Ten Index is reduced daily by the pro rata portion of the annual Index Adjustment Factor of 1.5%. The hypothetical investment in the Select Ten Stocks presented in this column does not take into account transaction costs and taxes.
(4)	This is the hypothetical Starting Value of the Select Ten Index. The actual Starting Value will be determined on the Pricing Date and will be disclosed in the final prospectus supplement delivered in connection with sales of the Notes.

The above figures are for purposes of illustration only. The actual Redemption Amount received by investors in the Notes and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, actual Ending Value and term of your investment.

Adjustments to the Select Ten Index; Market Disruption Events

If at any time the AMEX makes a material change in the formula for or the method of calculating the Select Ten Index or in any other way materially modifies the Select Ten Index so that the Select Ten Index does not, in the opinion of the calculation agent, fairly represent the value of the Select Ten Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Select Ten Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Select Ten Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Select Ten Index, as so adjusted. Accordingly, if the method of calculating the Select Ten Index is modified so that the value of the Select Ten Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Select Ten Index in order to arrive at a value of the Select Ten Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in one or more of the Select Ten Stocks, or the stocks included in any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Select Ten Stocks, or the stocks included in any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material”.

As a result of the terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Select Ten Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Select Ten Index

If the AMEX discontinues publication of the Select Ten Index and the AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Select Ten Index (a “successor index”), then, upon the calculation agent’s notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the AMEX or any other entity for the Select Ten Index and calculate the closing value as described above under “—Payment at Maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

In the event that the AMEX discontinues publication of the Select Ten Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute value for the Select Ten Index in accordance with the procedures last used to calculate the Select Ten Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Select Ten Index as described below, the successor index or value will be used as a substitute for the Select Ten Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If the AMEX discontinues publication of the Select Ten Index before the period during which the Redemption Amount is to be determined and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value, or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal (the “WSJ”) or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the Nasdaq National Market and the AMEX are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Select Ten Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Unit, will be equal to the Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Notes. See the section entitled “—Payment at Maturity” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding was the maturity date of the Notes.

In case of default in payment of the Notes, whether at their stated maturity or upon exchange or acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of         % per year to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE SELECT TEN INDEX

Select Ten Index

The Select Ten Index is calculated and disseminated by the AMEX under the symbol “XST”. On any Business Day the value of the Select Ten Index equals (i) the sum of the products of the current market price for each of the Select Ten Stocks and the applicable share multiplier (the sum equals the “Select Ten Portfolio Value”), plus (ii) an amount reflecting Current Quarter Dividends (as defined below), and less (iii) a pro rata portion of the annual Index Adjustment Factor. The Index Adjustment Factor is 1.5% per annum and reduces the value of the Select Ten Index each day by the pro rata amount. The AMEX currently uses an index divisor to represent the application of the pro rata portion of the Index Adjustment Factor to the Select Ten Index. As a result, the value of the Select Ten Index is obtained by adding the Select Ten Portfolio Value to the value of any Current Quarter Dividends, as described above, and dividing by the current index divisor. As of April 27, 2004, the index divisor for the Select Ten Index, as obtained from the AMEX, was 1.04469704. The AMEX generally calculates and disseminates the value of the Select Ten Index based on the most recently reported prices of the Select Ten Stocks (as reported by the exchange or trading system on which the Select Ten Stocks are listed or traded), at approximately 15-second intervals during the AMEX’s business hours and the end of each Index Business Day via the Consolidated Tape Association’s Network B.

Determination of Select Ten Portfolio

At any time the “Select Ten Portfolio” consists of the then current Select Ten Stocks. The stocks in the Select Ten Portfolio and their respective Dividend Yields are shown below, and have been determined by the AMEX to be the ten common stocks in the DJIA having the highest Dividend Yield on May 27, 2003. We have included a brief description of each of the Select Ten Companies and their corresponding historical stock price information in Annex A to this prospectus supplement. “Dividend Yield” for each common stock is determined by annualizing the last quarterly or semi-annual ordinary cash dividend for which the ex-dividend date has occurred, excluding any extraordinary dividend, and dividing the result by the last available sale price for each stock on its primary exchange on the date that Dividend Yield is to be determined.

Company	Dividend Yield(1)	Share Multiplier(2)
Altria Group, Inc.	4.86%	0.22045
AT&T Corp.	5.24%	0.47844
Eastman Kodak Company	1.90%	0.30349
E.I. du Pont de Nemours and Company	3.14%	0.22082
Exxon Mobil Corporation	2.29%	0.25312
General Electric Company	2.62%	0.32230
General Motors Corporation	4.04%	0.26329
Honeywell International Inc.	2.12%	0.34952
J.P. Morgan Chase & Co.	3.52%	0.28213
SBC Communications Inc.	4.90%	0.36129

(1)	As of April 27, 2004, as obtained from Bloomberg Financial Markets.
(2)	As of April 27, 2004, as obtained from the AMEX.

The dividend yield of the stocks contained in the Select Ten Index as of April 27, 2004 was 3.66%.

The Share Multipliers are recalculated by the AMEX on May 29th of each year, or in certain circumstances on a day shortly thereafter as described below, which is the anniversary of the date the Select Ten Index was originally calculated and disseminated. The Share Multiplier is set to equal the number of shares of that stock, or portion thereof, based upon the closing market price of that stock on the Anniversary Date, so that each stock represents approximately an equal percentage of the Select Ten Index as of the Anniversary Date.

Each Share Multiplier remains constant until adjusted for certain corporate events, quarterly dividend adjustments and annual reconstitutions as described below. The last adjustment to the Share Multipliers took place on May 29, 2003.

Annual Select Ten Portfolio Reconstitution

As of the close of business on each Anniversary Date, the Select Ten Portfolio shall be reconstituted to include the ten common stocks in the DJIA having the highest Dividend Yield (the “New Stocks”) on the second scheduled Index Business Day prior to the applicable Anniversary Date (the “Annual Determination Date”). “Anniversary Date” shall mean May 29th of each year, which is the anniversary of the date the Select Ten Index was originally calculated and disseminated; provided, however, that if the date is not an Index Business Day or a Market Disruption Event occurs on that date, then the Anniversary Date for that year shall mean the immediately succeeding Index Business Day on which a Market Disruption Event does not occur. The AMEX will only add a stock having characteristics as of the applicable Annual Determination Date that will permit the Select Ten Index to remain within the criteria specified in the rules of the AMEX and within the applicable rules of the SEC. The criteria and rules will apply only on an Annual Determination Date to exclude a proposed New Stock. If a proposed New Stock does not meet these criteria or rules, the AMEX will replace it with the common stock in the DJIA with the next highest Dividend Yield which meets the criteria and rules. These criteria currently provide, among other things, (1) that each component stock must have a minimum market value of at least $75 million, except that up to 10% of the component securities in the Select Ten Index may have a market value of $50 million; (2) that each component stock must have an average monthly trading volume in the preceding six months of not less than 1,000,000 shares, except that up to 10% of the component stocks in the Select Ten Index may have an average monthly trading volume of 500,000 shares or more in the last six months; (3) 90% of the Select Ten Index’s numerical index value and at least 80% of the total number of component stocks will meet the then current criteria for standardized option trading set forth in the rules of the AMEX; and (4) all component stocks will either be listed on the AMEX, the NYSE, or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and reported as National Market System Securities.

The “Share Multiplier” for each New Stock will be determined by the AMEX and will equal the number of shares of each New Stock, based upon the closing market price of that New Stock on the Anniversary Date, so that each New Stock represents approximately an equal percentage of a value equal to the Select Ten Index in effect at the close of business on the applicable Anniversary Date. As an example, if the Select Ten Index in effect at the close of business on an Anniversary Date equaled 200, then each of the ten New Stocks would be allocated a portion of the value of the Select Ten Index equal to 20 and if, for example, the closing market price of a New Stock on the Anniversary Date was 40, the applicable Share Multiplier would be 0.5. If the Select Ten Index equaled 80, then each of the ten New Stocks would be allocated a portion of the value of the Select Ten Index equal to 8 and if the closing market price of a New Stock on the Anniversary Date was 40, the applicable Share Multiplier would be 0.2.

Dow Jones Industrial Average

The DJIA is comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of American industry generally. The companies are major factors in their industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the DJIA are made entirely by the editors of the WSJ without consultation with the companies, the stock exchange or any official agency or ML&Co. For the sake of continuity, changes are made infrequently. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Dow Jones & Company, Inc., publisher of the WSJ, is not affiliated with ML&Co., has not participated in any way in the creation of the Notes or in the selection of stocks to be included in the Select Ten Portfolio and has not reviewed or approved any information included in this prospectus supplement.

The first DJIA, consisting of 12 stocks, was published in the WSJ in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. For two periods of 17 consecutive years each, there were no changes to the list: March 15, 1939 through July 2, 1956 and June 2, 1959 through August 8, 1976.

Dividends

As described above, the value of the Select Ten Index will include an amount reflecting Current Quarter Dividends. “Current Quarter Dividends” for any day will be determined by the AMEX and will equal the sum of the products for each Select Ten Stock of the cash dividend paid by an issuer on one share of stock during the Current Quarter multiplied by the Share Multiplier applicable to that stock on the ex-dividend date. “Current Quarter” shall mean the calendar quarter containing the day for which the applicable Current Quarter Dividends are being determined. As of February 25, 2004, Current Quarter Dividends, as obtained from the AMEX, amounted to $0.542016. This amount, along with any other Current Quarter Dividends accumulated through and including March 31, 2004, will be allocated to the Select Ten Stocks prior to the opening of trading on April 1, 2004 as described below.

As of the first day of the start of each calendar quarter, the AMEX will allocate the Current Quarter Dividends as of the end of the immediately preceding calendar quarter to each then outstanding Select Ten Stock. The amount of the Current Quarter Dividends allocated to each Select Ten Stock will equal the percentage of the value of each Select Ten Stock contained in the Select Ten Portfolio relative to the value of the entire Select Ten Portfolio based on the closing market price on the last Index Business Day in the immediately preceding calendar quarter. The Share Multiplier of each outstanding Select Ten Stock will be increased to reflect the number of shares, or portion of a share, that the amount of the Current Quarter Dividend allocated to such Select Ten Stock can purchase of each such Select Ten Stock based on the closing market price on the last Index Business Day in the immediately preceding calendar quarter.

Adjustments to the Share Multiplier and Select Ten Portfolio

The Share Multiplier for any Select Ten Stock and the Select Ten Portfolio will be adjusted as follows:

1.    If a Select Ten Stock is subject to a stock split or reverse stock split, then once the split has become effective, the Share Multiplier for that Select Ten Stock will be adjusted to equal the product of the number of shares of that Select Ten Stock issued in the split and the prior multiplier.

2.    If a Select Ten Stock is subject to a stock dividend, issuance of additional shares of the Select Ten Stock, that is given equally to all holders of shares of the issuer of that Select Ten Stock, then once the dividend has become effective and that Select Ten Stock is trading ex-dividend, the Share Multiplier will be adjusted so that the new Share Multiplier shall equal the former Share Multiplier plus the product of the number of shares of that Select Ten Stock issued with respect to one such share of that Select Ten Stock and the prior multiplier.

3.    If a Select Ten Company is being liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, that Select Ten Stock will continue to be included in the Select Ten Portfolio so long as a market price for that Select Ten Stock is available. If a market price is no longer available for a Select Ten Stock for whatever reason, including the liquidation of the issuer of the Select Ten Stock or the subjection of the issuer of the Select Ten Stock to a proceeding under any applicable bankruptcy, insolvency or other similar law, then the value of that Select Ten Stock will equal zero in connection with calculating the Select Ten Portfolio Value for so long as no market price is available, and no attempt will be made to immediately find a replacement stock or increase the value of the Select Ten Portfolio to compensate for the deletion of that Select Ten Stock. If a market price is no longer available for a Select Ten Stock as described above, the Select Ten Portfolio Value will be computed based on the remaining Select Ten Stocks for which market prices are available and no new stock will be added to the Select Ten Portfolio until the annual reconstitution of the Select Ten Portfolio. As a result, there may be periods during which the Select Ten Portfolio contains fewer than ten Select Ten Stocks.

4.    If a Select Ten Company has been subject to a merger or consolidation and is not the surviving entity or is nationalized, then a value for that Select Ten Stock will be determined at the time the issuer is merged or consolidated or nationalized and will equal the last available market price for that Select Ten Stock and that value will be constant until the Select Ten Portfolio is reconstituted. At that time, no adjustment will be made to the Share Multiplier of the relevant Select Ten Stock.

5.    If a Select Ten Company issues to all of its shareholders equity securities that are publicly traded of an issuer other than the Select Ten Company, or a tracking stock is issued by a Select Ten Company to all of its shareholders, then the new equity securities will be added to the Select Ten Portfolio as a new Select Ten Stock. The Share Multiplier for the new Select Ten Stock will equal the product of the original Share Multiplier with respect to the Select Ten Stock for which the new Select Ten Stock is being issued (the “Original Select Ten Stock”) and the number of shares of the new Select Ten Stock issued with respect to one share of the Original Select Ten Stock.

No adjustments of any Share Multiplier of a Select Ten Stock will be required unless the adjustment would require a change of at least 1% in the Share Multiplier then in effect. The Share Multiplier resulting from any of the adjustments specified above will be rounded to the nearest ten-thousandth with five hundred-thousandths being rounded upward.

The AMEX expects that no adjustments to the Share Multiplier of any Select Ten Stock or to the Select Ten Portfolio will be made other than those specified above; however, the AMEX may at its discretion make adjustments to maintain the value of the Select Ten Index if certain events would otherwise alter the value of the Select Ten Index despite no change in the market prices of the Select Ten Stocks.

Hypothetical and Historical Data on the Select Ten Index

The following table sets forth the hypothetical level of the Select Ten Index at the end of each month, in the period from May 1996 through April 2001 calculated as if the Select Ten Index had existed during that period and the actual month-end closing values of the Select Ten Index from May 2001 through March 2004. All hypothetical historical data presented in the following table were calculated by the AMEX and have been calculated on the same basis that the Select Ten Index is currently calculated. The Select Ten Index value was set to 100 on May 29, 2001. We have provided this historical information to help you evaluate the behavior of the Select Ten Index in various economic environments; however, these historical data on the Select Ten Index are not indicative of the future performance of the Select Ten Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Select Ten Index during any period set forth below is not any indication that the Select Ten Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1996	1997	1998	1999	2000	2001	2002	2003	2004
January		66.27	74.82	87.93	79.99	91.63	92.19	79.39	102.07
February		67.09	79.73	84.36	73.68	92.46	96.05	77.51	102.60
March		65.57	83.01	85.80	78.98	89.69	99.21	77.27	99.59
April		67.65	83.97	98.11	80.77	95.80	98.49	83.22
May	55.19	71.34	82.05	95.32	81.48	98.97	99.66	87.09
June	55.07	72.88	79.85	94.99	75.68	96.93	91.36	87.54
July	54.19	76.00	83.55	91.49	77.93	98.12	84.55	88.14
August	54.57	73.78	72.99	92.57	84.56	94.05	83.89	90.79
September	56.57	76.77	79.08	86.94	80.83	86.34	71.36	87.06
October	59.58	73.71	83.70	84.18	88.49	84.06	79.11	90.13
November	62.85	76.89	85.71	83.69	85.23	91.05	87.66	91.39
December	62.74	76.40	86.33	82.58	93.84	91.71	83.75	100.65

The following graph sets forth the hypothetical and actual historical performance of the Select Ten Index presented in the table above. Past movements of the Select Ten Index are not indicative of the future Select Ten Index values. On April 27, 2004 the closing value of the Select Ten Index was 100.96.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the Notes for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Select Ten Index. In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash at maturity of the Notes, a U.S. Holder will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year at maturity. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”).

If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized at maturity or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by such taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to a Note. If Section 1260 of the Code were to apply to a Note in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by such U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any such gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Select Ten Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date or upon exchange will not be subject to United States withholding tax, provided that such non-U.S. Holder complies with applicable certification requirements and that such payments are not effectively connected with a United States trade or business of such non-U.S. Holder. Any capital gain realized upon the sale, exchange or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States, and such individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount or Exchange Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $                     aggregate original public offering price of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased. ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.’s obligation to pay amounts due at maturity on the Notes. In connection with the arrangement, this subsidiary will pay MLPF&S, the underwriter, $.10 per Unit as part of the underwriting fee.

The Notes are ineligible assets in MLPF&S’ asset-based brokerage service Unlimited Advantage, which means that purchasers will not pay Unlimited Advantage annual asset-based fees on the Notes but will pay commissions on any secondary market purchases and sales of the Notes.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering prices set forth on the cover page of this prospectus supplement and that it may offer a part of the Notes to certain dealers at a price that represents a concession not in excess of     % of the original public offering price of the Notes. The underwriter may allow, and any such dealers may reallow, a concession not in excess of     % of the original public offering price of the Notes to certain other dealers. After the initial public offering, the public offering prices and concession may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting fee and expenses payable by ML&Co.

In addition to the compensation paid at the time of the original sale of the Notes, the underwriter will pay an additional amount on each anniversary of the Pricing Date in 2005 through 2008 to brokers whose client accounts purchased the Units in the initial distribution and who continue to hold their Notes. This additional amount will equal 1% per Unit based on the Redemption Amount of the Notes calculated as if the applicable anniversary of the Pricing Date is the maturity date and the Ending Value is equal to the closing value of the Select Ten Index on that date. Also, MLPF&S may from time to time pay additional amounts to brokers whose client accounts purchased Notes in the secondary market and continue to hold those Notes.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to close out a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets) which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Page
Anniversary Date	S-16
Annual Determination Date	S-16
Business Day	S-14
Calculation Day	S-11
Calculation Period	S-11
Current Quarter	S-17
Current Quarter Dividends	S-17
Dividend Yield	S-15
DJIA	S-4
Ending Value	S-3
Exchange Amount	S-4
Exchange Date	S-11
Exchange Notice Period	S-11
Index Adjustment Factor	S-4
Index Business Day	S-11
Market Disruption Event	S-13
New Stocks	S-16
Notes	S-1
Original Select Ten Stock	S-18
Pricing Date	S-3
Redemption Amount	S-3
Select Ten Companies	S-7
Select Ten Portfolio	S-15
Select Ten Portfolio Value	S-15
Select Ten Stocks	S-4
Share Multiplier	S-16
Starting Value	S-3
successor index	S-13
Unit	S-3

ANNEX A

This annex contains tables which provide a brief synopsis of the business of each of the Select Ten Companies as well as the split-adjusted closing market prices for each Select Ten Stock in each month from January 1998 through March 2004. Please note that the historical prices of the Select Ten Stocks are not indicative of the future performance of the Select Ten Stocks or the Select Ten Index. The following information, with respect to the business of each company, has been derived from publicly available documents published by the Select Ten Companies. Because the common stock of the Select Ten Companies is registered under the Exchange Act, the Select Ten Companies are required to file periodically financial and other information specified by the SEC. For more information about the Select Ten Companies, information provided to or filed with the SEC by the Select Ten Companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s web site referenced in this prospectus supplement under the section entitled “Where You Can Find More Information”.

ALTRIA GROUP, INC.

Altria Group, Inc.’s wholly-owned subsidiaries, Philip Morris USA Inc., Philip Morris International Inc. and its majority-owned subsidiary, Kraft Foods Inc., are engaged in the manufacture and sale of various consumer products, including cigarettes, packaged grocery products, snacks, beverages, cheese and convenient meals. Philip Morris Capital Corporation, another wholly-owned subsidiary, is primarily engaged in leasing activities. Altria is also a shareholder in the brewer, SABMiller plc.

1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	41.50	January	47.00	January	20.94	January	44.00	January	50.11	January	37.87	January	55.59
February	43.44	February	39.13	February	20.06	February	48.18	February	52.66	February	38.65	February	57.55
March	41.69	March	35.19	March	21.13	March	47.45	March	52.67	March	29.96	March	54.45
April	37.31	April	35.06	April	21.88	April	50.11	April	54.43	April	30.76
May	37.38	May	38.56	May	26.13	May	51.41	May	57.25	May	41.30
June	39.38	June	40.19	June	26.56	June	50.75	June	43.68	June	45.44
July	43.81	July	37.25	July	25.25	July	45.50	July	46.05	July	40.01
August	41.56	August	37.44	August	29.63	August	47.40	August	50.00	August	41.22
September	46.06	September	34.19	September	29.44	September	48.29	September	38.80	September	43.80
October	51.13	October	25.19	October	36.63	October	46.80	October	40.75	October	46.50
November	55.94	November	26.31	November	38.19	November	47.17	November	37.72	November	52.00
December	53.50	December	23.19	December	44.00	December	45.85	December	40.53	December	54.42

The closing price on April 27, 2004 was 55.91.

AT&T CORP.

AT&T Corp. is engaged in providing global voice and data communications services to businesses, consumers and government agencies. Such services include domestic and international long distance, regional, local and Internet communications services.

1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	66.48	January	96.33	January	83.99	January	38.20	January	36.29	January	19.48	January	19.46
February	64.62	February	87.18	February	78.72	February	36.62	February	31.86	February	18.54	February	20.03
March	69.66	March	84.72	March	89.57	March	33.92	March	32.19	March	16.20	March	19.57
April	63.76	April	80.41	April	74.34	April	35.48	April	26.90	April	17.05
May	64.62	May	88.37	May	55.23	May	33.71	May	24.54	May	19.49
June	60.64	June	88.87	June	50.36	June	35.03	June	21.94	June	19.25
July	64.36	July	82.70	July	49.26	July	41.44	July	20.87	July	21.26
August	53.21	August	71.65	August	50.16	August	39.04	August	25.06	August	22.30
September	62.03	September	69.26	September	46.77	September	39.57	September	24.62	September	21.55
October	66.08	October	74.44	October	36.92	October	31.27	October	26.74	October	18.59
November	66.15	November	88.97	November	31.25	November	35.86	November	28.04	November	19.83
December	79.88	December	80.81	December	27.57	December	37.19	December	26.11	December	20.30

The closing price on April 27, 2004 was 18.14.

EASTMAN KODAK COMPANY

Eastman Kodak Company is engaged primarily in developing, manufacturing and marketing consumer, professional, health and other imaging products and services. Kodak provides traditional photography products and services such as films, photographic papers, processing services, photofinishing equipment, photographic chemicals, cameras and projectors. Kodak also offers a more technologically sophisticated product line which includes kiosks and scanning systems to digitize images, digital media for storing images, software for enhancing images and a network for transmitting images.

1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	65.25	January	65.38	January	61.88	January	43.62	January	28.40	January	30.30	January	28.41
February	65.63	February	66.19	February	57.31	February	45.00	February	31.50	February	29.60	February	28.54
March	64.88	March	63.88	March	54.31	March	39.89	March	31.17	March	29.60	March	26.17
April	72.19	April	74.63	April	55.94	April	43.50	April	32.21	April	29.91
May	71.38	May	67.63	May	59.75	May	47.33	May	33.27	May	30.64
June	73.06	June	67.75	June	59.50	June	46.68	June	29.17	June	27.35
July	84.13	July	69.13	July	54.88	July	43.31	July	30.78	July	27.63
August	78.13	August	73.44	August	62.25	August	44.67	August	30.54	August	27.89
September	77.31	September	75.44	September	40.88	September	32.53	September	27.24	September	20.94
October	77.50	October	68.94	October	44.88	October	25.57	October	32.95	October	24.43
November	72.56	November	61.88	November	42.00	November	30.27	November	36.92	November	24.36
December	72.00	December	66.25	December	39.38	December	29.43	December	35.04	December	25.67

The closing price on April 27, 2004 was 26.30.

E.I. DU PONT DE NEMOURS AND COMPANY

E.I. du Pont de Nemours and Company is a manufacturer and supplier of a broad range of products in the science and technology field, including specialty chemicals, pharmaceuticals, high-performance materials and biotechnology-related materials. DuPont markets and sells its products, domestically and abroad, to several different markets, including the transportation, textile, construction, automotive, agricultural, nutrition and health, pharmaceutical, packaging and electronics markets. DuPont and its subsidiaries have operations in approximately 70 countries worldwide.

1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	56.63	January	51.19	January	59.00	January	43.71	January	44.17	January	37.87	January	43.90
February	61.31	February	51.31	February	50.50	February	43.69	February	46.84	February	36.67	February	45.09
March	68.00	March	58.06	March	52.88	March	40.70	March	47.15	March	38.86	March	42.22
April	72.81	April	70.63	April	47.44	April	45.19	April	44.50	April	42.53
May	77.00	May	65.44	May	49.00	May	46.40	May	46.00	May	42.14
June	74.63	June	68.31	June	43.75	June	48.24	June	44.40	June	41.64
July	62.00	July	72.06	July	45.31	July	42.82	July	41.91	July	43.94
August	57.69	August	63.38	August	44.88	August	40.97	August	40.31	August	44.74
September	56.13	September	60.88	September	41.44	September	37.52	September	36.07	September	40.01
October	57.50	October	64.44	October	45.38	October	39.99	October	41.25	October	40.40
November	58.75	November	59.44	November	42.31	November	44.34	November	44.62	November	41.46
December	53.06	December	65.88	December	48.31	December	42.51	December	42.40	December	45.89

The closing price on April 27, 2004 was 44.52.

EXXON MOBIL CORPORATION

Exxon Mobil Corporation is principally engaged in energy, which involves exploration for, and production of, crude oil and natural gas, as well as manufacturing petroleum products. In addition, ExxonMobil is engaged in the transportation and sale of crude oil, natural gas and petroleum products and is a major manufacturer and marketer of basic petrochemicals and a wide variety of specialty products. ExxonMobil’s operations also include exploration for, and mining and sale of coal, copper and other minerals. Divisions or affiliated companies of ExxonMobil operate or market products in the United States and approximately 200 other countries and territories worldwide.

1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	29.66	January	35.22	January	41.75	January	42.08	January	39.05	January	34.15	January	40.79
February	31.94	February	33.28	February	37.66	February	40.53	February	41.30	February	34.02	February	42.17
March	33.81	March	35.28	March	38.91	March	40.50	March	43.83	March	34.95	March	41.59
April	36.47	April	41.53	April	38.84	April	44.30	April	40.17	April	35.20
May	35.25	May	39.94	May	41.66	May	44.38	May	39.93	May	36.40
June	35.66	June	38.56	June	39.25	June	43.68	June	40.92	June	35.91
July	35.06	July	39.69	July	40.00	July	41.76	July	36.76	July	35.58
August	32.72	August	39.44	August	40.81	August	40.15	August	35.45	August	37.70
September	35.09	September	37.97	September	44.56	September	39.40	September	31.90	September	36.60
October	35.63	October	37.03	October	44.59	October	39.45	October	33.66	October	36.58
November	37.53	November	39.66	November	44.00	November	37.40	November	34.80	November	36.17
December	36.56	December	40.28	December	43.47	December	39.30	December	34.94	December	41.00

The closing price on April 27, 2004 was 43.75.

GENERAL ELECTRIC COMPANY

General Electric Company and its subsidiaries are engaged in developing, manufacturing and marketing a variety of products for the generation, transmission, distribution, control and utilization of electricity. The products GE manufactures include major appliances, lighting products, industrial automation products, medical equipment, electrical distribution equipment, locomotives, power generation and delivery products, nuclear power and support services and fuel assemblies, certain engineered materials and chemicals for the treatment of water and process systems. GE also provides television services through its affiliate, the National Broadcasting Company, Inc., and various financial services through another affiliate, General Electric Capital Services, Inc.

1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	25.83	January	34.96	January	44.46	January	46.00	January	37.15	January	23.14	January	33.63
February	25.92	February	33.44	February	44.06	February	46.50	February	38.50	February	24.05	February	32.52
March	28.73	March	36.88	March	51.73	March	41.86	March	37.45	March	25.50	March	30.52
April	28.38	April	35.17	April	52.42	April	48.53	April	31.55	April	29.45
May	27.79	May	33.90	May	52.63	May	49.00	May	31.14	May	28.70
June	30.33	June	37.67	June	53.00	June	48.75	June	29.05	June	28.68
July	29.77	July	36.33	July	51.44	July	43.50	July	32.20	July	28.44
August	26.67	August	37.44	August	58.69	August	40.98	August	30.15	August	29.57
September	26.52	September	39.52	September	57.69	September	37.20	September	24.65	September	29.81
October	29.17	October	45.19	October	54.81	October	36.41	October	25.25	October	29.01
November	30.17	November	43.33	November	49.56	November	38.50	November	27.10	November	28.67
December	34.02	December	51.58	December	47.94	December	40.08	December	24.35	December	30.98

The closing price on April 27, 2004 was 30.55.

GENERAL MOTORS CORPORATION

General Motors Corporation is an international company engaged in the design, manufacturing, and marketing of a variety of automotive vehicles, locomotives, and heavy-duty transmissions. In addition, General Motors offers a variety of communications services which include digital entertainment, information and communications services, and satellite-based private business networks. General Motors also offers a broad range of financial services, including consumer vehicle financing, full-service leasing and fleet leasing, dealer financing, car and truck extended service contracts, residential and commercial mortgage services, commercial, vehicle, and homeowners’ insurance and asset-based lending.

1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	48.33	January	74.87	January	80.44	January	53.70	January	51.14	January	36.33	January	49.68
February	57.51	February	68.87	February	76.06	February	53.32	February	52.98	February	33.77	February	48.12
March	56.25	March	72.47	March	82.81	March	51.85	March	60.45	March	33.62	March	47.10
April	56.20	April	74.19	April	93.63	April	54.81	April	64.15	April	36.05
May	60.01	May	69.00	May	70.63	May	56.90	May	62.15	May	35.33
June	55.73	June	66.00	June	58.06	June	64.35	June	53.45	June	36.00
July	60.32	July	60.94	July	56.94	July	63.60	July	46.55	July	37.43
August	48.17	August	66.13	August	72.19	August	54.75	August	47.86	August	41.10
September	45.62	September	62.94	September	65.00	September	42.90	September	38.90	September	40.93
October	52.60	October	70.25	October	62.13	October	41.32	October	33.25	October	42.67
November	58.39	November	72.00	November	49.50	November	49.70	November	39.70	November	42.78
December	59.70	December	72.69	December	50.94	December	48.60	December	36.86	December	53.40

The closing price on April 27, 2004 was 49.50.

HONEYWELL INTERNATIONAL INC.

Honeywell International Inc. is a global technology and manufacturing company, providing customers with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, automotive products, specialty chemicals, fibers and electronic and advanced materials.

1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	38.94	January	39.00	January	48.00	January	47.25	January	33.61	January	24.44	January	36.12
February	42.56	February	41.38	February	48.13	February	46.71	February	38.12	February	22.89	February	35.05
March	42.00	March	49.19	March	52.69	March	40.80	March	38.27	March	21.36	March	33.85
April	43.81	April	58.75	April	56.00	April	48.88	April	36.68	April	23.60
May	42.75	May	58.06	May	54.69	May	48.40	May	39.20	May	26.20
June	44.38	June	63.00	June	33.69	June	34.99	June	35.23	June	26.85
July	43.50	July	64.69	July	33.63	July	36.87	July	32.36	July	28.28
August	34.31	August	61.25	August	38.56	August	37.26	August	29.95	August	28.99
September	35.38	September	59.94	September	35.63	September	26.40	September	21.66	September	26.35
October	38.94	October	56.94	October	53.81	October	29.55	October	23.94	October	30.61
November	44.00	November	59.81	November	48.75	November	33.14	November	25.87	November	29.69
December	44.31	December	57.69	December	47.31	December	33.82	December	24.00	December	33.43

The closing price on April 27, 2004 was 35.44.

J.P. MORGAN CHASE & CO.

J.P. Morgan Chase & Co. is a global financial services firm and a financial holding company which engages in a broad range of financial services activities. JPMorgan Chase and its subsidiaries engage in investment banking, investments management and private banking, treasury and securities services and a variety of other financial services activities. The bank and non-bank subsidiaries of JPMorgan Chase operate nationally as well as through overseas branches and subsidiaries, representative offices and affiliated banks.

1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	35.73	January	51.29	January	53.63	January	54.99	January	34.05	January	23.34	January	38.89
February	41.35	February	53.08	February	53.08	February	46.66	February	29.25	February	22.68	February	41.02
March	44.96	March	54.21	March	58.13	March	44.90	March	35.65	March	23.71	March	41.95
April	46.19	April	55.17	April	48.04	April	47.98	April	35.10	April	29.35
May	45.31	May	48.33	May	49.79	May	49.15	May	35.95	May	32.86
June	50.33	June	57.75	June	46.06	June	44.60	June	33.92	June	34.18
July	50.42	July	51.25	July	49.69	July	43.30	July	24.96	July	35.05
August	35.33	August	55.79	August	55.88	August	39.40	August	26.40	August	34.22
September	28.83	September	50.25	September	46.19	September	34.15	September	18.99	September	34.33
October	37.88	October	58.25	October	45.50	October	35.36	October	20.75	October	35.90
November	42.29	November	51.50	November	36.88	November	37.72	November	25.17	November	35.36
December	45.38	December	51.79	December	45.44	December	36.35	December	24.00	December	36.73

The closing price on April 27, 2004 was 38.62.

SBC COMMUNICATIONS INC.

SBC Communications Inc. provides communications services in the United States, with a focus on Texas and California, and in other countries, including France, Mexico, Taiwan and Israel. SBC provides local and long-distance phone services, wireless and data communications, paging, Internet services and messaging, cable and satellite television services, security services and telecommunications equipment. SBC operations are conducted through its subsidiaries, which include large regional and national operators such as Ameritech, Pacific Bell, Southwestern Bell, Cellular One and SNET. SBC also provides directory advertising and publishing services.

1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price
January	38.88	January	54.00	January	43.13	January	48.35	January	37.45	January	24.44	January	25.50
February	37.81	February	52.88	February	38.00	February	47.70	February	37.84	February	20.80	February	24.01
March	43.63	March	47.13	March	42.00	March	44.63	March	37.44	March	20.06	March	24.54
April	41.44	April	56.00	April	43.81	April	41.25	April	31.06	April	23.36
May	38.88	May	51.13	May	43.69	May	43.05	May	34.29	May	25.46
June	40.00	June	58.00	June	43.25	June	40.06	June	30.50	June	25.55
July	40.88	July	57.19	July	42.56	July	45.03	July	27.66	July	23.36
August	38.00	August	48.00	August	41.75	August	40.91	August	24.74	August	22.49
September	44.44	September	51.06	September	50.00	September	47.12	September	20.10	September	22.25
October	46.31	October	50.94	October	57.69	October	38.11	October	25.66	October	23.98
November	47.94	November	51.94	November	54.94	November	37.38	November	28.50	November	23.28
December	53.63	December	48.75	December	47.75	December	39.17	December	27.11	December	26.07

The closing price on April 27, 2004 was 25.49.

1,000,000 Units

Merrill Lynch & Co., Inc.

Strategic Return Notes®

Linked to the Select Ten Index due May     , 2009

(the “Notes”)

$10 original public offering price per Unit

P R O S P E C T U S S U P P L E M E N T

Merrill Lynch & Co.

May     , 2004

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.